# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOO HOLDINGS, INC., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0001715783
Persons authorized to receive notices and communications: ImHyuk Yi, 888 Seventh Avenue, 22nd Floor,, New York, New York (NY), 10106, 212-984-8877

## Reporting persons
- Grace & Mercy Foundation, Inc. (CIK 0001715783): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,423,076; shared voting power 0; sole dispositive power 3,423,076; shared dispositive power 0; aggregate amount beneficially owned 3,423,076 (12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GLOO HOLDINGS, INC.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Comment: Explanatory Note: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on November 28, 2025, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 12, 2026, as further amended by Amendment No. 2 to the Schedule 13D filed with the SEC on May 29, 2026, as further amended by Amendment No. 3 to the Schedule 13D filed with the SEC on June 11, 2026 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

On July 9, 2026 (the "Event Date"), the Reporting Person agreed to purchase 923,076 shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Gloo Holdings, Inc. (the Issuer") in the Issuer's underwritten public offering of Class A Common Stock (the "Transaction") at the offering price of $3.25 per share, for an aggregate purchase price of approximately $3,000,000. The Transaction closed on July 10, 2026.

The source of funds required for the Transaction consisted of working capital of the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:

As of the Event Date and the date of this Amendment (the "Filing Date"), the Reporting Person may be deemed to beneficially own 3,423,076 shares of Class A Common Stock, which is approximately 12.0% of the Class A Common Stock outstanding. As of the Event Date and the Filing Date, the Issuer had 28,523,881 shares of Class A Common Stock outstanding and 59,048,408 shares of Class B Common Stock outstanding (based on the number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of April 30, 2026 as adjusted to reflect the closing of the Transaction on July 10, 2026 and certain Class B Common Stock conversions from May 1, 2026 through July 2, 2026, as disclosed in the Issuer's Rule 424(b)(4) Prospectus filed with the SEC on July 9, 2026). Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Amendment is incorporated by reference into this Item 5. The Reporting Person exercises sole voting and dispositive power over all securities of the Issuer held by the Reporting Person directly.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, no transactions in the Class A Common Stock have been effected by the Reporting Person or the Covered Persons during the past sixty days prior to (i) the Event Date and (ii) the Filing Date.

## Signatures
- Grace & Mercy Foundation, Inc.: /s/ ImHyuk Yi, ImHyuk Yi / Treasurer (07/13/2026)